Exhibit 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Ex-dividend NOK 1.30 today

The shares in Marine Harvest ASA will be traded ex-dividend NOK 1.30 as from today, 27 May 2015.